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SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

09059861

SECUR ... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Point Parkway, Suite 1230
(No. and Street)

Atlanta	Georgia	30338
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry Borzello 404-262-2719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St SE Suite #4	Marietta	Georgia	30132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Jerry Borzello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Wealth Management, Inc., as of December 31, 20 08 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Feb. 26, 2009

RUTH C WISE MY COMMISSION EXPIRES JANUARY 7 2011 COBB COUNTY GEORGIA NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2008 AND DECEMBER 31, 2007

CONTENTS

	EXHIBIT
INDEPENDENT AUDITOR'S REPORT	
STATEMENT OF FINANCIAL CONDITION	A
STATEMENT OF INCOME	B
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	C
STATEMENT OF CASH FLOWS	D
NOTES TO FINANCIAL STATEMENTS	
	SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	1
RECONCILIATION OF NET CAPITAL COMPUTATION (Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934)	2
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	3
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES	4
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE	

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of American Wealth Management, Inc. (a Georgia Corporation), as of December 31, 2008 and December 31, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC

Goldman & Company, CPAs, PC
Marietta, Georgia
February 23, 2009

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

EXHIBIT A

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
Cash – Checking	$ 36,350	$ 105,294
Cash & Cash Equivalent-Money Market	20,109	28,212
Cash & Cash Equivalent-Clearing Deposit	26,713	26,257
Cash – AWM #2	5,014	21,591
Signature Bank	1,755	31,901
Total Cash & Cash Equivalents	99,942	213,255
Commissions Receivable – Brokers	6,939	4,867
Prepaid Expenses	16,023	17,954
Receivable from Clearing	9,631	8,379
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $60,903 and $52,552	1,296	1,658
Advances to Stockholder (Note 7)	262,340	248,975
Security Deposit	6,510	6,510
TOTAL ASSETS	$ 402,680	$ 501,598

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2008	December 31, 2007
LIABILITIES		
Payroll Tax Payable	$ 3,016	$ -0-
Accrued Expenses (Note 6)	10,192	1,500
Commissions Payable (Note 6)	8,353	77,138
Income Taxes Payable	437	24,823
Lawsuit Settlement Liability (Note 5)	5,516	23,771
TOTAL LIABILITIES	$ 27,515	$ 127,232

The Accompanying Notes are an Integral Part of these Financial Statements.

Continued

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
(Continued)

	December 31, 2008	December 31, 2007
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000	$ 6,000
Additional Paid-In Capital	31,100	31,100
Retained Earnings	338,065	337,266
TOTAL SHAREHOLDERS' EQUITY	375,165	374,366
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 402,680	$ 501,598

The Accompanying Notes are an Integral Part of these Financial Statements.

EXHIBIT B

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2008	Year Ended December 31, 2007
REVENUE		
Commissions	$ 2,331,628	$ 3,164,391
Interest and Other Income	203,504	248,523
Total Revenue	$ 2,535,132	$ 3,412,914
COSTS AND EXPENSES		
Clearing Costs (Note 2)	$ 270,322	$ 292,564
Commissions	1,827,915	2,649,253
Insurance	20,475	12,621
Payroll Taxes	14,927	11,844
Quote System	13,453	15,611
Rent (Note 8)	60,131	24,659
Salaries & Wages	197,503	192,597
Legal & Professional Fees	24,030	29,692
General and Administrative	105,140	102,771
Total Costs and Expenses	$ 2,533,896	$ 3,331,612
(Loss) Income before Income Tax Provision	$ 1,236	$ 81,302
(Benefit) Provision for Income Taxes (Note 3)	$ 437	$ 24,682
NET (LOSS) INCOME	$ 799	$ 56,620

The Accompanying Notes are an Integral Part of these Financial Statements.

EXHIBIT C

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE - December 31, 2006	1,000	$ 6,000	$ 31,100	$ 280,646	$ 317,746
2007 NET INCOME(LOSS) (Exhibit B)	-0-	-0-	-0-	56,620	56,620
Dividends Paid in 2007	-0-	-0-	-0-	-0-	-0-
BALANCE - December 31, 2007	1,000	$ 6,000	$ 31,100	$ 337,266	$ 374,366
2008 NET INCOME(LOSS) (Exhibit B)	-0-	-0-	-0-	799	799
Dividends Paid in 2008	-0-	-0-	-0-	-0-	-0-
BALANCE - December 31, 2008	1,000	$ 6,000	$ 31,100	$ 338,065	$ 375,165

The Accompanying Notes are an Integral Part of these Financial Statements.

EXHIBIT D

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

	December 31, 2008	December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) Profit	$ 799	$ 56,620
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	8,351	2,316
(Increase) Decrease in Operating Assets:		
Commissions Receivable – Brokers	(2,072)	(2,126)
Other Receivables	(1,252)	8,943
Prepaid Expenses	1,931	764
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	(68,785)	46,202
Payroll Taxes Payable	3,016	(3,698)
Income Tax Payable	(24,386)	20,545
Accounts Payable	8,692	(1,860)
Accrued Settlement Costs	(18,255	(40,001)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (91,961)	$ 87,705
Cash Flows From Investing Activity		
Furniture and Fixtures	(7,987)	(1,711)
Dividends Paid	-0-	-0-
Employee Loans	-0-	-0-
Decrease (Increase) on Advances to Stockholder	(13,365)	(103,242)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ (21,352)	$ (104,953)
CASH FLOWS FROM FINANCING ACTIVITIES FINANCING ACTIVITIES	$ -0-	$ -0-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (113,313)	$ (17,248)
CASH AT BEGINNING OF YEAR	$ 213,255	$ 230,502
CASH AT END OF YEAR	$ 99,942	$ 213,255
Supplemental Information:		
Interest Paid	-0-	3,262
Income Tax Paid	$ 24,823	$ 4,278

The Accompanying Notes are an Integral Part of these Financial Statements.

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The FINRA, Financial Industry Regulatory Authority and the Georgia Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for customers. American Wealth Management, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

B. The Company files income tax returns on the accrual basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight line method for book purposes and MACRS for tax. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Commission income and the related expense are recorded on a settlement date basis.

E. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

F. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. The results of operations of the Company are included in the income tax returns of American Wealth Management. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities. There were no temporary differences outstanding at 12/31/2007 or 12/31/2008.

H. Accounting for Uncertainty in Income Taxes:
The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 48 ("FIN 48"), which clarifies generally accepted accounting principles for recognition, measurement, presentation and disclosure relating to uncertain tax positions. FIN 48 applies to business enterprises, not-for-profit entities, and pass-through entities, such as S corporations and limited liability companies. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until issuance of its December 31, 2009 financial statements. For financial statements covering periods prior to calendar 2009, the Company evaluates uncertain tax positions in accordance with existing generally accepted accounting principles and makes such accruals and disclosures as might be required thereunder.

2. CLEARING BROKER-DEALER AGREEMENT

In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 8% to 25% of commissions earned are withheld from the monthly remittance. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company.

3. INCOME TAX (BENEFIT) PROVISION

The components of income tax (benefit) provision are as follows:

	2008	2007
Current	$ 437	$ 24,682
Deferred Tax Benefit	-0-	-0-
Total Income Tax (benefit) Provision	$ 437	$ 24,682

In 2007 and 2008, the Company had permanent differences that increase taxable income and caused the actual tax provision in the accompanying Statement of Income to be higher than expected as follows.

	2008	2007
Pre-Tax Financial Income	1,236	81,302
Permanent Differences:		
Plus:		
Fines and Penalties	121	14,561
½ Meals and Entertainment	632	680
Donations	219	-0-
Less:		
GA Income Tax	125	5,649
Taxable Income	2,083	102,192
Income Tax on above	437	24,682
Tax Provision Rate (%)	35.4	30.3

4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. LAWSUIT SETTLEMENT LIABILITY

In December 2004, the Company settled a legal action through arbitration procedures for reimbursement for losses sustained by a client in the years 2000 and 2001. Under the settlement, the Company agreed to provide monetary relief of $175,000, of which $50,000 was paid in 2004 and $125,000 is to be paid out over the next 50 months beginning on January 1, 2005. The lawsuit payments are included in the results of operations for 2007 and 2008, and were $30,000 in 2007 and $30,000 in 2008. The balance due on the lawsuit was $17,370 and $5,000 at 12/31/07 and 12/31/08. Also, included in "Lawsuit Settlement Liability" is a settlement with the NASD in 2007, as a result of an audit of its accounts. The Company was assessed a fine of $15,000 and paid $8,599 plus interest in 2007 for a total of $9,536, which is included in General and Administrative Expense in 2007. The Company paid $5,889 in 2008 plus $423 in interest for a total of $6,312, which is included in these financial statements as part of General and Administrative Expense in 2008. The remaining principal balance at 12/31/2007 and 12/31/2008 was $6,401 and $516.

6. COMMITMENTS AND CONTINGENCIES

In March, 2003, a joint report was issued by the staff of the SEC, National Association of Securities Dealers ("NASD") and NYSE regarding the results of an "examination sweep" of a sample of broker-dealers that sell mutual funds with front-end sales loads. The report concluded that many securities firms failed to provide breakpoint discounts in certain instances where customers were eligible to receive them. Following that report, the NASD required certain member firms to conduct a self-assessment of breakpoint compliance and report the results to the NASD. The Company was required to participate in this self-assessment program by notifying customers during a specified period and report results of that self-assessment to the NASD. In compliance with the most recent communication from the NASD the Company has calculated its expected liability for the breakpoint discounts that should have been granted to customers. As of December 31, 2007, the Company has estimated an amount due to customers for breakpoint discounts of $1,500 in 2007 and -0- in 2008, which is included in Accrued Expenses. No claims have been paid or are expected to be paid as a result of this contingency as of December 31, 2008.

7. ADVANCES TO STOCKHOLDER

The company had at December 31, 2008 and December 31, 2007 an advance to Stockholder that is due on demand and is uncollateralized of $262,340 and $248,974. The advance to stockholder carries an interest rate of 3%. Accrued interest receivable is $51,723 at December 31, 2008 and $44,167 at December 31, 2007 and is included in the balance of the advance to stockholder at December 31, 2008 and December 31, 2007.

8. OPERATING LEASE

The Company entered a lease for its office facility under a non-cancelable 65-month operating lease, beginning March 1, 2008 and continuing through July 31, 2012. The monthly lease payments totalled $60,131 in 2008 and $24,659 in 2007.

The future minimum lease payments are:

2009	$65,462
2010	67,426
2011	69,448
2012	41,212
	$ 243,548

9. COMPANY INVOLVED IN ARBITRATION

The Company has been named as a party to an arbitration case to be heard in mid-2009. The case is based a former client's claim that the Company, through it broker, invested in inappropriate securities, violated securities laws, FINRA rules, committed fraud and lost money for the client in the amount of $120,000. The plaintiff is asking for $120,000 plus interest, broker's fees and punitive damages. As of December 31, 2008, the Company has not recorded a provision for this matter as management intends to vigorously defend these allegations and believes the payment of damages is not probable. Also, the Company has agreed with the broker that the broker will pay any awards granted in arbitration or any amount settled before arbitration. The Company believes, however, that any liability it may incur would have a material adverse effect on its financial condition or its results of operations.

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2008

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	375,165
LESS NON-ALLOWABLE ASSETS		
Commissions Receivable – Brokers		6,939
Prepaid Expenses		16,023
Furniture & Fixtures		1,296
Advances to Stockholder		262,340
Security Deposit		6,510
Subtotal Non Allowable Assets		293,108
Less: Haircut on Other Securities -	$	(2,147)
NET CAPITAL	$	79,910

AMERICAN WEALTH MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
DECEMBER 31, 2008

	Reported in Unaudited Part II Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 382,606	$ (7,441)	$ 375,165
Less: Non-Allowable Assets	303,722	(10,614)	293,108
Less: Haircuts	2,147	-0-	2,147
NET CAPITAL	$ 76,737	$ 3,173	$ 79,910

DIFFERENCE BETWEEN UNAUDITED AND ADJUSTED STATEMENTS

Decrease in Receivable-Brokers	$ (8,354)
Decrease in Prepaid Expenses	(1,931)
Increase in Accum. Depreciation	(7,895)
Increase in Loan to Shareholder	7,566
Increase in Accounts Payable	(8,692)
Decrease in Commissions Payable	8,000
Increase in Income Tax Payable	(437)
Increase in NASD Payable	(5,517)
Decrease in Commission Expense, (Increase in cash)	5,980
Decrease in Withholding Payable	3,839
NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY	$ (7,441)

SCHEDULE 3

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS		
Payroll Taxes Payable	$	3,016
Accrued Liabilities		10,192
Commissions Payable		8,353
Income Tax Payable		437
Lawsuit Settlement Liability		5,516
TOTAL AGGREGATE INDEBTEDNESS	$	27,515
RATIO – Aggregate Indebtedness to Net Capital		0.344 to 1
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	79,910
Minimum Net Capital Requirement (See note A below) ($27,515 x 6 2/3% = $1,834)		5,000
EXCESS NET CAPITAL	$	74,910

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

SCHEDULE 4

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
DECEMBER 31, 2008

The Company is exempt from compliance with Rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2008.

The Company had no liabilities subordinated to the claims for creditors as of December 31, 2008.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of American Wealth Management, Inc., for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under S ction 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & COMPANY, CPA'S

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 23, 2009